Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	Percentage Ownership
Sperovie Biosciences, Inc.	Delaware	100%
SBP Securities Corporation	Massachusetts	100%
SBP International Limited	England and Wales	100%